

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 26, 2019

Ms. Christine Sacco
Chief Financial Officer
Prestige Consumer Healthcare Inc.
660 White Plains Road
Tarrytown, New York 10591

      Re: **Prestige Consumer Healthcare Inc.**
              Form 10-Q for the Quarterly Period ended June 30, 2019
              Exhibit No. 10.1
              Filed August 1, 2019
              File No. 001-32433

Dear Ms. Sacco:

      We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

                             Sincerely,

                             /s/ Jim B. Rosenberg

                             Jim B. Rosenberg
                             Senior Assistant Chief Accountant
                             Division of Corporation Finance